December 1, 2009

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549-7010

USA

Attention:	Pamela A. Long, Assistant Director

Re:	Brookfield Homes Corporation
Registration Statement on Form S-3
Filed November 6, 2009
File No. 333-162953

Dear Sirs and Mesdames:

On behalf of our client, Brookfield Homes Corporation (the “Company”), we transmit for your review the Company’s response to the Staff’s letter of comments, dated November 23, 2009 (the “Comment Letter”), in respect of the Company’s registration Statement on Form S-3, filed on November 6, 2009 (the “Registration Statement”). The Company’s response below is keyed to the heading and comment contained in the Comment Letter.

Legality Opinion

1.	We note that you did not file the legal opinion. Please do so with your next amendment. We may have additional comments.

A draft of the legal opinion has been submitted herewith for review by the Staff.

* * *

In connection with the above-referenced Registration Statement, the Company hereby acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

December 1, 2009

Please do not hesitate to contact the undersigned at (604) 630-5199 should you have any questions about the contents of this letter.

Yours truly,

/s/ Daniel M. Miller

Daniel M. Miller

Enclosure

cc:	Ian Cockwell
Brookfield Homes Corporation

ATTACHMENT A

Draft 11/30/2009

_____________, 2009

Brookfield Homes Corporation 8500 Executive Park Avenue Suite 300, Fairfax, Virginia 22031

Re:	Brookfield Homes Corporation – Registration Statement on Form S-3

Ladies and Gentlemen:

We have acted as counsel to Brookfield Homes Corporation, a Delaware corporation (the “Company”), in connection with the Registration Statement on Form S-3, as amended (the “Registration Statement”), initially filed by the Company on November 6, 2009 with the United States Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”). The Registration Statement relates to, among other things, the issuance and sale from time to time by the Company, pursuant to Rule 415 of the General Rules and Regulations promulgated under the Securities Act, of the following securities of the Company with an aggregate offering price of up to $500,000,000: (i) shares of common stock, par value $0.01 per share (the “Common Stock”); (ii) warrants (“Warrants”) to purchase Common Stock pursuant to one or more warrant agreements (each, a “Warrant Agreement”) proposed to be entered into between the Company and one or more warrant agents to be named therein (each, a “Warrant Agent”); (iii) rights (the “Rights”) to purchase Common Stock, which may be issued under one or more rights certificates (each, a “Rights Certificate”) and pursuant to one or more rights agreements (each, a “Rights Agreement”) proposed to be entered into between the Company and one or more rights agents to be named therein (each, a “Rights Agent”); and (iv) units to purchase one or more of the securities listed in clauses (i) through (iii) (the “Units”) pursuant to one or more unit agreements (each, a “Unit Agreement”) proposed to be entered into between the Company and one or more unit agents to be named therein (each, a “Unit Agent”). The Common Stock, the Warrants, the Rights and the Units are collectively referred to herein as the “Offered Securities”.

This opinion is being furnished in accordance with the requirements of Item 601(b)(5) of Regulation S-K under the Securities Act.

In connection with this opinion, we have examined originals or copies, certified or otherwise identified to our satisfaction, of:

(i)	the Registration Statement, as amended to the date hereof;
(ii)

the Amended and Restated Certificate of Incorporation of the Company, as amended to the date hereof (the “Certificate of Incorporation”) and as certified by the Secretary of State of the State of Delaware;

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(iii)	the Amended and Restated By-Laws of the Company, as amended to the date hereof (the “Bylaws”) and as currently in effect and as certified by the Secretary of the Company;
(iv)

the Amended and Restated Certificate of Designations for the 8% Convertible Preferred Stock, Series A, as amended to the date hereof and as certified by the Secretary of State of the State of Delaware;

(v)	certain resolutions adopted by the board of directors of the Company relating to the registration of the Offered Securities and related matters; and
(vi)	a certificate issued by the Secretary of State of the State of Delaware, dated the date hereof, as to the existence and good standing of the Company in the State of Delaware.

We also have examined originals or copies, certified or otherwise identified to our satisfaction, of such records of the Company and such agreements, certificates of public officials, certificates of officers or other representatives of the Company and others, and such other documents, certificates and records as we have deemed necessary or appropriate as a basis for the opinions set forth herein.

In our examination, we have assumed the legal capacity of all natural persons, the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified, conformed, photostatic, electronic or facsimile copies and the authenticity of the originals of such copies. As to any facts material to the opinions expressed herein that we did not independently establish or verify, we have relied upon statements and representations of officers and other representatives of the Company and others and of public officials. In making our examination of executed documents or documents to be executed, we have assumed that the parties thereto, other than the Company, had or will have the power, corporate or otherwise, to enter into and perform all obligations thereunder and have also assumed the due authorization by all requisite action, corporate or other, by all parties thereto other than the Company, the due execution and delivery by such parties of such documents and the validity and binding effect thereof on such parties. We have also assumed that each of the Rights Agreements, the Rights Certificates, the Warrant Agreements, and the Unit Agreements will be duly authorized, executed and delivered by the Rights Agents, the Warrant Agents and the Unit Agents, as the case may be, and that any Rights, Warrants, or Units that may be issued will be manually authenticated, signed or countersigned, as the case may be, by duly authorized officers of the Rights Agents, the Warrant Agents, or the Unit Agents, as the case may be. In addition, we have assumed that the terms of the Offered Securities will have been established so as not to, and that the execution and delivery by the Company of, and the performance of its obligations under, the Offered Securities, the Rights Agreements, the Rights Certificates, the Warrant Agreements, and the Unit Agreements, will not violate, conflict with or constitute a default under (i) any agreement or instrument to which the Company or any of its properties is subject, (ii) any law, rule or

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regulation to which the Company or any of its properties is subject, (iii) any judicial or regulatory order or decree of any governmental authority, or (iv) any consent, approval, license, authorization or validation of, or filing, recording or registration with, any governmental authority. We have assumed that New York law will be chosen to govern the Rights Agreements, the Warrant Agreements, and the Unit Agreements, and that such choice will be a valid and legal provision.

Our opinions set forth below are limited to the General Corporation Law of the State of Delaware (the “DGCL”) and those laws of the State of New York that, in our experience, are normally applicable to transactions of the type contemplated by the Registration Statement and, to the extent that judicial or regulatory orders or decrees or consents, approvals, licenses, authorizations, validations, filings, recordings or registrations with governmental authorities are relevant, to those required under such laws (all of the foregoing being referred to as “Opined on Law”). We do not express any opinion with respect to the law of any jurisdiction other than Opined on Law or as to the effect of any such non-Opined on Law on the opinions herein stated. Insofar as the opinions expressed herein relate to matters governed by laws other than Opined on Law, we have assumed, without having made independent investigations, that such laws do not affect any of the opinions set forth herein. The Offered Securities may be issued from time to time on a delayed or continuous basis, and this opinion is limited to the laws, including the rules and regulations, as in effect on the date hereof, which laws are subject to change with possible retroactive effect. We express no opinion as to the enforceability of (i) provisions that relate to choice of law, (ii) waivers by the Company of any statutory or constitutional rights or remedies or (iii) terms which excuse any person or entity from liability for, or require the Company to indemnify such person or entity against, such person’s or entity’s negligence or willful misconduct.

Based upon and subject to the foregoing and to the other qualifications and limitations set forth herein, we are of the opinion that:

1.

With respect to any shares of Common Stock to be offered by the Company (the “Offered Common Stock”), when (i) the Registration Statement, as finally amended (including all necessary post-effective amendments), has become effective under the Securities Act; (ii) an appropriate prospectus supplement or term sheet with respect to the Offered Common Stock has been prepared, delivered and filed in compliance with the Securities Act and the applicable rules and regulations thereunder; (iii) if the Offered Common Stock is to be sold or otherwise distributed pursuant to a firm commitment underwritten offering, the underwriting agreement with respect to the Offered Common Stock has been duly authorized, executed and delivered by the Company and the other parties thereto; (iv) the Board of Directors of the Company, including any appropriate committee appointed thereby, and appropriate officers of the Company have taken all necessary corporate action to approve the issuance of the Offered Common Stock, the consideration to be received therefor and related matters; (v) the terms of the issuance and sale of the Offered Common Stock have been duly established in conformity with the Certificate of Incorporation and the

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Bylaws so as not to violate any applicable law, the Certificate of Incorporation or the Bylaws or result in a default under or breach of any agreement or instrument binding upon the Company and so as to comply with any requirement or restriction imposed by any court or governmental body having jurisdiction over the Company; (vi) if certificated, certificates in the form required under the DGCL representing the shares of Offered Common Stock are duly executed and countersigned; and (vii) the shares of Offered Common Stock are registered in the Company’s share registry and delivered upon payment of the agreed-upon consideration therefor, the shares of Offered Common Stock, when issued and sold or otherwise distributed in accordance with the applicable underwriting agreement, if any, or any other duly authorized, executed and delivered valid and binding purchase or agency agreement, will be duly authorized, validly issued, fully paid and nonassessable, provided that the consideration therefor is not less than $0.01 per share of Common Stock.

2.

With respect to any Rights to be offered by the Company (the “Offered Rights”), when (i) the Registration Statement, as finally amended (including all necessary post-effective amendments), has become effective under the Securities Act; (ii) an appropriate prospectus supplement or term sheet with respect to the Offered Rights has been prepared, delivered and filed in compliance with the Securities Act and the applicable rules and regulations thereunder; (iii) if the Offered Rights are to be sold or otherwise distributed pursuant to a firm commitment underwritten offering, the underwriting agreement with respect to the Offered Rights has been duly authorized, executed and delivered by the Company and the other parties thereto; (iv) the Board of Directors of the Company, including any appropriate committee appointed thereby, and appropriate officers of the Company have taken all necessary corporate action to approve the issuance and terms of the Offered Rights, the shares of Common Stock into which the Offered Rights are exercisable and related matters; (v) a Rights Agreement and/or a Rights Certificate relating to the Offered Rights has been duly authorized, executed and delivered by the Company and the other parties thereto; (vi) the terms of the Offered Rights and of their issuance and sale have been duly established in conformity with the applicable Rights Agreement and Rights Certificate so as not to violate any applicable law, the Certificate of Incorporation or the Bylaws, or result in a default under or breach of any agreement or instrument binding upon the Company and so as to comply with any requirement or restriction imposed by any court or governmental body having jurisdiction over the Company and the applicable Rights Agent; (vii) the shares of Common Stock relating to such Offered Rights have been duly authorized for issuance upon payment of the agreed upon consideration to be set forth in such Offered Rights and in the manner contemplated in the Registration Statement and any prospectus supplement relating thereto; and (viii) the Rights Certificates, in the form to be filed on a Current Report on Form 8-K or other applicable periodic report in the manner contemplated in the Registration Statement or any prospectus supplement relating thereto, have been duly executed, countersigned, delivered, issued and sold upon payment of the agreed-upon

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consideration therefor, the Offered Rights, when issued and sold or otherwise distributed in accordance with the applicable Rights Agreement, and the applicable underwriting agreement, if any, or any other duly authorized, executed and delivered valid and binding purchase or agency agreement, will be duly authorized and validly issued and will be valid and binding obligations of the Company, enforceable against the Company in accordance with their respective terms, except to the extent that enforcement thereof may be limited by (a) bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium or other similar laws now or hereafter in effect relating to creditors’ rights generally, (b) general principles of equity (regardless of whether enforceability is considered in a proceeding at law or in equity), and (c) public policy considerations which may limit the rights of parties to obtain remedies.

3.

With respect to any Warrants to be offered by the Company (the “Offered Warrants”), when (i) the Registration Statement, as finally amended (including all necessary post-effective amendments), has become effective under the Securities Act; (ii) an appropriate prospectus supplement or term sheet with respect to the Offered Warrants has been prepared, delivered and filed in compliance with the Securities Act and the applicable rules and regulations thereunder; (iii) if the Offered Warrants are to be sold pursuant to a firm commitment underwritten offering, the underwriting agreement with respect to the Offered Warrants has been duly authorized, executed and delivered by the Company and the other parties thereto; (iv) the Board of Directors of the Company, including any appropriate committee appointed thereby, and appropriate officers of the Company have taken all necessary corporate action to approve the issuance and terms of the Offered Warrants, the shares of Common Stock into which the Offered Warrants are exercisable and related matters; (v) a Warrant Agreement relating to the Offered Warrants has been duly authorized, executed and delivered by the Company and the other parties thereto; (vi) the terms of the Offered Warrants and of their issuance and sale have been duly established in conformity with the applicable Warrant Agreement so as not to violate any applicable law, the Certificate of Incorporation or the Bylaws or result in a default under or breach of any agreement or instrument binding upon the Company and so as to comply with any requirement or restriction imposed by any court or governmental body having jurisdiction over the Company and the applicable Warrant Agent; and (vii) the Offered Warrants have been duly executed, delivered and countersigned in accordance with the provisions of the applicable Warrant Agreement to be filed on a Current Report on Form 8-K or other applicable periodic report in the manner contemplated in the Registration Statement or any prospectus supplement or term sheet relating thereto, and duly issued and sold, and delivered upon payment of the agreed-upon consideration therefor, the Offered Warrants, when issued and sold or otherwise distributed in accordance with the applicable Warrant Agreement and the applicable underwriting agreement, if any, or any other duly authorized, executed and delivered valid and binding purchase or agency agreement, will be duly authorized and validly issued and will be valid and binding obligations of the Company, enforceable against the Company in accordance

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with their respective terms, except to the extent that enforcement thereof may be limited by (a) bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium or other similar laws now or hereafter in effect relating to creditors’ rights generally, (b) general principles of equity (regardless of whether enforceability is considered in a proceeding at law or in equity), and (c) public policy considerations which may limit the rights of parties to obtain remedies.

4.

With respect to any Units to be offered by the Company (the “Offered Units”), when (i) the Registration Statement, as finally amended (including all necessary post-effective amendments), has become effective under the Securities Act; (ii) an appropriate prospectus supplement or term sheet with respect to the Offered Units has been prepared, delivered and filed in compliance with the Securities Act and the applicable rules and regulations thereunder; (iii) if the Offered Units are to be sold or otherwise distributed pursuant to a firm commitment underwritten offering, the underwriting agreement with respect to the Offered Units has been duly authorized, executed and delivered by the Company and the other parties thereto; (iv) the Board of Directors of the Company, including any appropriate committee appointed thereby, and appropriate officers of the Company have taken all necessary corporate action to approve the issuance and terms of the Offered Units and the Offered Securities comprising the Offered Units and related matters; (v) a Unit Agreement relating to the Offered Units has been duly authorized, executed and delivered by the Company and the other parties thereto; (vi) the terms of the Offered Units and of their issuance and sale have been duly established in conformity with the applicable Unit Agreement so as not to violate any applicable law, the Certificate of Incorporation or the Bylaws or result in a default under or breach of any agreement or instrument binding upon the Company and so as to comply with any requirement or restriction imposed by any court or governmental body having jurisdiction over the Company and the applicable Unit Agent; and (vii) the Offered Securities representing the Offered Units have been duly executed and countersigned in accordance with the provisions of the applicable Unit Agreement to be filed on a Current Report on Form 8-K or other applicable periodic report in the manner contemplated in the Registration Statement or any prospectus supplement or term sheet relating thereto, and duly issued and sold, and delivered upon payment of the agreed-upon consideration therefor, the Offered Units, when issued and sold or otherwise distributed in accordance with the applicable Unit Agreement and the applicable underwriting agreement, if any, or any other duly authorized, executed and delivered valid and binding purchase or agency agreement, will be duly authorized and validly issued and will be valid and binding obligations of the Company, enforceable against the Company in accordance with their respective terms, except to the extent that enforcement thereof may be limited by (a) bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium or other similar laws now or hereafter in effect relating to creditors’ rights generally, (b) general principles of equity (regardless of whether enforceability is considered in a proceeding at law or in equity), and (c) public policy considerations which may limit the rights of parties to obtain remedies.

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We hereby consent to the filing of this opinion with the Commission as an exhibit to the Registration Statement. We also consent to the reference to our firm under the caption “Legal Matters” in the Registration Statement. In giving this consent, we do not thereby admit that we are included in the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Commission promulgated thereunder. This opinion is expressed as of the effective date of the Registration Statement unless otherwise expressly stated, and we disclaim any undertaking to advise you of any subsequent changes in the facts stated or assumed herein or of any subsequent changes in applicable laws.

Sincerely,

DORSEY & WHITNEY LLP

DMM/KRA

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